UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Trump Media & Technology Group Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25400Q105

(CUSIP Number)

March 25, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400Q105	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons United Atlantic Ventures LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 25400Q105	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Andrew Litinsky
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 100

9	Aggregate Amount Beneficially Owned by Each Reporting Person 100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person IN

CUSIP No. 25400Q105	Schedule 13G	Page 3 of 6

Explanatory Note

This Schedule 13G is being filed to report that, as of the date of this filing, the Reporting Persons (as defined below) own less than 5% of the outstanding common stock, par value $0.0001 per share (“Common Stock”) of Trump Media & Technology Group Corp. (the “Issuer”). Upon the closing of the Issuer’s business combination transaction on March 25, 2024, United Atlantic Ventures LLC beneficially owned 7,525,000 shares of Common Stock, representing 5.5% of the then-outstanding Common Stock. As of the date of this filing, United Atlantic Ventures LLC owns 100 shares. Andrew Litinsky is the managing member of United Atlantic Ventures LLC and as a result, may be deemed to share beneficial ownership of the shares of Common Stock held directly by United Atlantic Ventures LLC.

ITEM 1.	(a)	Name of Issuer:

Trump Media & Technology Group Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

United Atlantic Ventures LLC and Andrew Litinsky

	(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 900 SE 2nd St., Apt. 503, Fort Lauderdale, Florida 33301.

	(c)	Citizenship of each Reporting Person is:

United Atlantic Ventures LLC is organized under the laws of the state of Delaware. Mr. Litinsky is a citizen of the United States.

	(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share.

	(e)	CUSIP Number:

25400Q105.

CUSIP No. 25400Q105	Schedule 13G	Page 4 of 6

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of shares of Common Stock as of the date of this filing based upon 200,158,196 shares of Common Stock outstanding as of August 15, 2024, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) with Securities and Exchange Commission on September 5, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
United Atlantic Ventures LLC	100	0.0%	0	100	0	100
Andrew Litinsky	100	0.0%	0	100	0	100

United Atlantic Ventures LLC is the record holder of the shares of Common Stock reported herein. Andrew Litinsky is the managing member of United Atlantic Ventures LLC and as a result, may be deemed to share beneficial ownership of the shares of Common Stock held directly by United Atlantic Ventures LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 25400Q105	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 26, 2024

United Atlantic Ventures LLC

		By:	/s/ Andrew Litinsky
		Name:	Andrew Litinsky
		Title:	Managing Member

Andrew Litinsky

/s/ Andrew Litinsky

CUSIP No. 25400Q105	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.